UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                         AMENDMENT NO. 2 TO FORM 10-SB


                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                  SMALL BUSINESS ISSUERS Under Section 12(b) or
                   (g) of the Securities Exchange Act of 1934


                                Card-Smart Corp.
                 (Name of Small Business Issuer in its charter)

             Nevada                                     52-2043569
   -----------------------------            ------------------------------------
  (State or other jurisdiction of           (I.R.S. Employer Identification No.)
   incorporation or organization)

     38820 N. 25TH Avenue, Phoenix, AZ                    85086
   --------------------------------------              ----------
  (Address of principal executive offices)             (zip code)


                 1-602-617-4456 (Phone) 1-480-905-8078 (FAX)
                 -------------------------------------------
                         Issuer's Telephone Number

Securities to be registered under section 12(b) of the Act:

     Title of Each Class                Name on each exchange on which
     to be registered                   each class is to be registered

--------------------------              --------------------------------

--------------------------              --------------------------------


Securities to be registered under section 12(g)of the Act:

Common Stock, $.001 par value per share, 25,000,000 shares authorized, 9,360,000 issued and outstanding as of June 30, 2000.
---------                              -------------
Copies of Communications sent to:

                       Georgios Polyhronopoulos, President
                                Card-Smart Corp.
                               38820 N 25th Avenue
                                Phoenix AZ 85027
                    Tel: (602) 617-4456 - Fax: (480) 905-8078


                                      1

FORWARD LOOKING STATEMENTS

CAUTIONARY NOTICE REGARDING FORWARD LOOKING STATEMENTS

Card-Smart Corp, a developmental stage company ("Card-Smart Corp)," or the "Company" or the "Registrant") cautions readers that certain important factors may affect the Company's actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Document or that are otherwise made by or on behalf of the Company. For this purpose, any statements contained in the Document that are not statements of historical fact may be deemed to be forward-looking statements. This Registration contains statements that constitute "forward-looking statements." These forward-looking statements can be identified by the use of predictive, future-tense or forward-looking terminology, such as "believes," "anticipates," "expects," "estimates," "plans," "may," "will," or similar terms. These statements appear in a number of places in this Registration and include statements regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) trends affecting the Company's financial condition or results of operations for its limited history; (ii) the Company's business and growth strategies; (iii) the Internet and Internet commerce; and, (iv) the Company's financing plans. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve significant risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors. Factors that could adversely affect actual results and performance include, among others, the Company's limited operating history, dependence on continued growth in the use of the Internet, the Company's
inexperience with the Internet,     potential fluctuations in quarterly
operating results and expenses, security risks of transmitting information over the Internet, government regulation, technological change and competition.

The accompanying information contained in this Registration, including, without limitation, the information set forth under the heading "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" identifies important additional factors that could materially adversely affect actual results and performance. All of these factors should be carefully considered and evaluated. All forward-looking statements attributable to the Company are expressly qualified in their entirety by the foregoing cautionary statement. Any forward- looking statements in this report should be evaluated in light of these important risk factors. The Company is also subject to other risks detailed herein or set forth from time to time in the Company's filings with the Securities and Exchange Commission.


                                      2

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Part I   ....................................................... 4
Item 1.  Description of Business................................ 4
Item 2.  Management's Discussion and Analysis or Plan of
         Operation............................................. 22
Item 3.  Description of Property............................... 23
Item 4.  Security Ownership of Management and Others
         and Certain  Security Holders......................... 23
Item 5.  Directors, Executives, Officers and Significant
         Employees............................................. 25
Item 6.  Remuneration of Directors and Executive
         Officers.............................................. 30
Item 7.  Certain Relationships and Related Transactions........ 30

Part II  ...................................................... 31
Item 1.  Market Price of and Dividends of the Registrant's
         Common Equity and Other Stockholder Matters........... 31
Item 2.  Legal Proceedings..................................... 32
Item 3.  Recent Sales of Unregistered Securities............... 32
Item 4.  Description of Securities............................. 34
Item 5.  Indemnification of Directors and Officers............. 35

Part F/S ...................................................... 36
Item 1.  Financial Statements.................................. 36
Item 2.  Changes in and Disagreements With Accountants on
         Accounting and Financial Disclosure................... 36

Part III ...................................................... 37
Item 1.  Exhibit Index......................................... 37
Item 2.  Description of Exhibits............................... 37

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and the Financial Statements and Notes related thereto appearing elsewhere in this Registration. Except where the context otherwise requires, all references in this Registration to
(a) the "Registrant" or the "Company" or Card Smart" refer to Card-Smart Corp, a Nevada corporation, (b) the "Web" refer to the World Wide Web and the "site" refers to the Company's Web site.


                                     3

                                  Part I

Item 1.  Description of Business

A. Business Development, Organization and Acquisition Activities Card-Smart Corp, is a developmental stage Company, who plans to market its products through the Internet, hereinafter referred to as "Card-Smart Corp" or the "Company" or the "Registrant", was organized by the filing of Articles of Incorporation with the Secretary of State of the State of Nevada on May 01, 1998. The Company is a development stage company with a principal business objective to sell and market Smart Cards to hotels, resorts, cruise lines and casinos. The Company plans to support these services through its future WEB
site     (www.card-smart.net)    .  The Company plans to be a provider of
consumer credit tracking and loyalty programs for specialized market niches in the world resort and cruise markets through the use of Smart Cards. The original Articles of the Company authorized the issuance of twenty-five million (25,000,000) common shares. There are twenty-five million (25,000,000) shares of Common Stock at par value of $0.001 per share and no Preferred stock. The Registrant was incorporated on May 01, 1998, in the state of Nevada under the name Card-Smart Corp In connection with its formation, a total of two million (2,000,000) shares of its common stock were purchased by the three founders of the Company, on May 10, 1998 for services. Between July 10 and July 20, 1998, the Company sold one million (1,000,000) shares of its common stock in connection with a public offering at a price of $0.025 per share. On or about July 20, 1998, the Company completed a public offering of shares of common stock of the Company pursuant to Regulation "D," Rule 504 of the Securities Act of 1933, as amended, whereby it sold one million shares of the Common Stock of the Company for twenty-five thousand ($25,000) dollars to approximately twenty-five (25) unaffiliated shareholders of record. The Company filed an original Form D with the Securities and Exchange Commission on or about July 20, 1998. On January 11,2000 the company completed a subsequent Public Offering that was offered without registration under the Securities Act of 1933, as amended (The "Act"), in reliance upon the exemption from registration afforded by sections 4(2) and 3 (b) of the Securities Act and Regulation "D" promulgated thereunder. The Company sold to one (1) additional unaffiliated shareholder, one hundred twenty thousand (120,000) shares of common stock at a price of $.20 per share for a total amount raised of twenty four thousand ($24,000) dollars. On May 25, 2000, the Company approved a forward stock split on the basis of 3 for 1, thus increasing the common stock from 3,120,000 shares to 9,360,000 shares of its $0.001 par value common voting stock issued and outstanding which are held by approximately thirty (30) shareholders, including the three founding shareholders, of record. The Company is a newly formed development stage company, which plans to market Loyalty Programs to hotels, resorts, cruise lines and casinos using Smart Cards (plastic cards with embedded microprocessors) and support these services through its future Web site.


                                  4

B.   Business of Issuer

1)   Principal Products, Services and Principal Markets.

The Company is developmental stage company, which plans to market Smart Cards to hotels, resorts, cruise lines and casinos using Smart Cards (plastic cards with embedded microprocessors) and support these services through its future Web
site,    www.card-smart.net    .  Management of company believes that they can
deliver a more cost-effective turn-key program with the ability to share consumer information and profiles between clients and build a comprehensive database for resale. The Company hopes to provide solutions for the growing demand in application of computers in the wallet or what have been termed Smart Cards, and the implementation of loyalty programs based on the technology (See "Business of the Company").

The Company plans to provide consumer credit tracking and loyalty programs for specialized market niches focused toward the resort and cruise markets through the use of Smart Cards. The Card-Smart Cards are designed to eliminate growing transaction charges by creating an internal credit system for each client while adding photo identification for security verification. The Company plans to contract with Gemplus a major worldwide provider of Smart Card solutions, for use of their technology platform. At this time, no contract has been made between the Company and Gemplus. Gemplus has developed a flexible, configurable technology engine which offers merchants a method to retain customers as compared to traditional stand alone paper card alternatives. Any potential revenue which the Company might generate would be derived from sales by the Company to hotels, casinos, cruise lines and resorts, which generally achieve full occupancy levels and consistent sold out turnover.

Management believes that placing this technology into foreign resorts would enhance the Company's revenues as wholesaler volume discounts for hardware would then be made available to these customers from the Company. The Company hopes to also achieve revenues from maintenance contracts and supply of new cards.

Management believes their product has value for the following reasons:

1) Client resorts would be able to bypass numerous credit card transaction fees by providing Global SmartCards with an adjustable credit value. Card-Smart Card holder would pay for the credit value once at the beginning of their vacation using Visa, MasterCard, Traveler's Cheques, etc. This would mean one transaction fee to the client. Thereafter, there would be no transaction fees involved in using the Card-Smart Cards. If the credit limit runs out, the Card-Smart Card holders can add more credit to their card via regular payment methods.

2) Card-Smart plans to have the digitized photograph of the Card-Smart Card holder placed in a database accessible to resort cashiers to verify that the particular person is a Card-Smart Card holder. The credit total and transaction history would be tracked through this database. Additionally, the Global Card would have the Card-Smart Card holder's picture printed on the card itself.

3) Loyalty programs with reward points could be built into the card program as an added value and customization for the client resort. At the end of the vacation period, any remaining credit would be refunded to the Card-Smart Card holder.


                                        5


(a)  Limited Operating History

The Company was first incorporated in the State of Nevada on May 01, 1998. Accordingly, the Company has a limited operating history upon which an evaluation of the Company, its current business and its prospects can be based, each of which must be considered in light of the risks, expenses and problems frequently encountered by all companies in the early stages of development, and particularly by such companies entering new and rapidly developing and mature markets. The Company's prospects must be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by companies in their early stages of development, particularly companies who face competition from other more established companies in this market. Such risks include, without limitation, the lack of broad acceptance of the company's products, the company's inability to build a customer base, inability for the Company to fully develop and utilize its Internet Web site, the inability of the Company to generate significant revenues from customers, the company's inability to anticipate and adapt to a developing market, the failure of the company's network infrastructure (including its server, hardware and software) to efficiently handle its Internet traffic, changes in laws that adversely affect the company's business, the ability of the Company to manage its operations, including the amount and timing of capital expenditures and other costs relating to the expansion of the company's operations, the introduction and development of different or more extensive communities by direct and indirect competitors of the Company, including those with greater financial, technical and marketing resources, the inability of the Company to maintain and increase levels of traffic on its Web site, the inability of the Company to attract, retain and motivate qualified personnel and general economic conditions.

(b)  Anticipated Losses for the Foreseeable Future

The Company has not achieved profitability to date, and the Company anticipates that it will continue to incur net losses for the foreseeable future. The extent of these losses will depend, in part, on the amount of growth in the Company's revenues from sales of its products. As of June 30, 2000, the Company had an
                                           ---------------
accumulated deficit of Fifty Thousand Eight Hundred Thirty-eight  dollars.   The
                       -----------------------------------------
Company expects that its operating expenses will increase significantly during the next several years, especially in the areas of sales and marketing, and brand promotion. Thus, the Company will need to generate increased revenues to achieve profitability. To the extent that increases in its operating expenses precede or are not subsequently followed by commensurate increases in revenues, or that the Company is unable to adjust operating expense levels accordingly, the Company's business, results of operations and financial condition would be materially and adversely affected. There can be no assurances that the Company can achieve or sustain profitability or that the Company's operating losses will not increase in the future.

(c)  Dependence on Continued Growth and Viability of Smart Cards

The Company's future success is substantially dependent upon acceptance and usage of Smart Cards. To generate product sales, the Company must identify a customer base that has a need for their products. There are no assurances that this can take place. Management must take the initiative to market these cards
                       ---------------------------------------------------------
to  their  targeted customer base, the  Internet  may  prove  not to be a viable
---------------------------------
commercial marketplace for their products. Additionally, due to the ability of their customers to easily

                                        6

compare prices of similar products or services on competing Web sites, gross margins for e-Commerce transactions may narrow in the future and, accordingly, the Company's revenues from utilizing its Web site may be materially negatively impacted.

Additionally, to the extent that the Internet continues to experience significant growth in the number of users and the level of use, there can be no assurance that its technical infrastructure will continue to be able to support the demands placed upon it. The necessary technical infrastructure for significant increases with the Internet, such as a reliable network backbone, may not be timely and adequately developed. In addition, performance improvements, such as high-speed modems, may not be introduced in a timely fashion. Furthermore, security and authentication concerns with respect to transmission over the Internet of confidential information, such as credit information, may remain. Issues like these could lead to resistance against the acceptance of the Internet as a viable commercial marketplace. Also, the Internet could lose its viability due to delays in the development or adoption of new standards and protocols required to handle increased levels of activity, or due to increased governmental regulation. Changes in or insufficient availability of telecommunications services could result in slower response times and adversely affect usage of the Internet. Demand and market acceptance for recently introduced services and products over the Internet are subject to a high level of uncertainty, and this exist few proven services and products.

The Internet may not be commercially viable in the long term for a number of reasons, including potentially inadequate development of the necessary network infrastructure or delayed development of enabling technologies, performance improvements and security measures. To the extent that the Internet continues to experience significant growth in the number of users, their frequency of use or their band width requirement, this can be no assurance that the infrastructure for the Internet and other online services will be able to support the demands placed upon them. In addition, the Internet or other online services could lose their viability due to delays in the development or adoption of new standards and protocols required to handle increased levels of Internet or other online service activity, or due to increased governmental regulation. Changes in or insufficient availability of telecommunications services to support the Internet or other online services also could result in slower response times and adversely affect usage of the Internet and other online services generally and Global SmartCards, Inc, in particular. If use of the Internet and other online services does not continue to grow or grows more slowly than expected, if the infrastructure for the Internet and other online services does not effectively support growth that may occur, or if the Internet and other online services do not become a viable commercial marketplace, the Company's business, results of operations and financial condition would be adversely affected.

(d)  Risk Supply Failures

The Company plans to use the Gemplus (Gem Club Micro platform) to operate and market its loyalty programs. Gem Club Micro is a microprocessor card with advanced loyalty function that has been developed for loyalty card applications. Gem Club Micro cards can be used in other type of application, including coupon programs, store-valued cards, private electronic purses, metering (e.g., measuring


                                        7

consumption of gas or electricity), customer identification. Up to thirty (30) counters can be created in a Gem Club Micro cards. The Company plans to purchase and market these microprocessor cards. The Company is dependent upon the manufacturer of these cards. If the manufacturer experiences problems in producing these cards, this would hamper sales results for the Company. If the manufacturer supplies microprocessor cards which malfunction, this could hurt the image of the Company and future business. The Company does not have any exclusive contract with any manufacturer to produce these microprocessors cards.
                                         ----------
Therefore, if supplies become limited there are no assurances that the Company will have product to market and sell.

(e)  Risk of System Failures

The Company's ability to facilitate trade successfully and provide high quality customer service via the Internet, depends on the efficient and uninterrupted operation of its computer and communications through its designated Internet Service Provider (ISP). These systems and operations are vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunication failures, break-ins, sabotage, intentional acts of vandalism and similar events. The Company does not have fully redundant systems, a formal disaster recovery plan or alternative providers of hosting services and does not carry business interruption insurance to compensate it for losses that may occur. Despite any precautions taken by, and planned to be taken by the Company, the occurrence of a natural disaster or other unanticipated problems with its ISP could result in interruptions in the services provided by the Company.

In addition, the failure by the ISP to provide the data communications capacity required by the Company, as a result of human error, natural disasters other operational disruption, could result in interruptions in the Company's service. Any damage to or failure of the systems of the Company could result in reductions in, or terminations of, the Global SmartCards service, which could have a material adverse effect on the Company's business, results of operations and financial condition. In the case of frequent or persistent system failures, the Company's reputation and name brand could be materially adversely affected. Although the Company has implemented certain network security measures, the Company and its IPS are also vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to interruptions, delays, loss of data or the inability to complete customer auctions. In addition, although the Company works to prevent unauthorized access to Company data, it is impossible to eliminate this risk completely. The occurrence of any and all of these events could have a material adverse effect on the Company's business, results of operations and financial condition.


                                        8

(f)  Competition

     The Company expects to experience heavy competition in marketing its services. The Company will experience competition from Corporations who are developing their own marketing departments using similar off the shelf Smart
Card technologies. Management believes that they can deliver a more cost-effective turn-key program with the ability to share consumer information and profiles between clients and build a comprehensive database for resale. However, there are no assurances that they will be successful in this endeavor.

Smart card  manufacturers  are now marketing to secondary  adopters who requires
Smart Cards shift from being the new technological wonder to providing legitimate solutions for the businesses. The Smart Card industry has yet to prove fully the technology's case as a legitimate business tool. Although manufacturers are still exploring other applications such as loyalty programs, internet commerce and network security, the market has stalled as far as the end-user is concerned with warning signs that the next few years will be lean, and may include the failure of the immediate materialization of stored-value card installations by bank card associations such as Visa and member banks, delays in project roll-out, and extreme pricing competition.

The Company will utilize the services of its management team to market these
--------------------------------------------------------------------------------
smart cards to resorts, casinos, cruise lines and chain stores.  Once these new
--------------------------------------------------------------------------------
customers are found, the Company plans to offer these customers the ability to
--------------------------------------------------------------------------------
obtain their individual resource information through a company website.
--------------------------------------------------------------------------------
The market for providing Smart Card services over the Internet is relatively new, rapidly evolving and intensely competitive, and the Company expects competition to intensify further in the future. Barriers to entry are relatively low, and current and new competitors can launch new sites at a relatively low cost using commercially- available software. The Company potentially competes with a number of other companies marketing similar health care products over the Internet. Competitive pressures created by any of the Company's competitors, could have a material adverse effect on the Company's business, results of operations and financial condition. The Company believes that the principal competitive factors in its market are volume and selection of goods, population of buyers and sellers, community cohesion and interaction, customer service, reliability of delivery and payment by users, brand recognition, WEB site convenience and accessibility, price, quality of search tools and system reliability. Some of the Company's potential competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing, technical and other resources than the Company. In addition, other online trading services may be acquired by, receive investments from or enter into other commercial relationships with larger, well-established and well-financed companies as use of the Internet and other online services increases.

Therefore, certain of the Company's competitors with other revenue sources may be able to devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing policies and devote substantially more resources to Web site and systems development than the Company or may try to attract traffic by offering services for free. Increased competition may result in reduced operating margins, loss of market share and diminished value in the Company's brands. There can be no assurance that the Company will be able to compete successfully against current and future competitors. Further, as a strategic response to changes in the competitive environment, the Company may, from time to time, make certain pricing, service or marketing decisions or acquisitions that could have a material adverse effect on its business, results of operations and financial condition. New technologies and the expansion of existing technologies may increase the competitive pressures on the Company by enabling the Company's competitors to offer a lower-cost service.

Certain Web-based applications that direct Internet traffic to certain Web sites may channel users to trading services that compete with the Company. Although the Company plans to establish arrangements with online services and search engine companies, this can be no assurance that these arrangements will be renewed on commercially reasonable terms or that they will otherwise bring traffic to the Company's website. In addition, companies that control access to transactions through network access or Web browsers could promote the Company's competitors or charge the Company substantial fees for inclusion. Any and all of these events could have a material adverse effect on the Company's business, results of operations and financial condition.


                                        9


(g)  Potential Fluctuations in Operating Results; Quarterly Fluctuations

The Company's operating results may fluctuate significantly in the future as a result of a variety of factors, many of which are outside the Company's control. See "-Limited Operating History." As a strategic response to changes in the competitive environment, the Company may from time to time make certain pricing or marketing decisions with their Smart Card business that could have a material short-term or long-term adverse effect on the Company's business, results of operations and financial condition. In particular, in order to accelerate the promotion and marketing of the Company's future website, the Company intends to
          -------------------------------------
market it Web site through the major search engines. The Company believes that it may experience seasonality in its business, with use of the Internet and its general business being somewhat lower during the summer vacation and year-end holiday periods. Advertising impressions (and therefore revenues) may be expected to decline accordingly in those periods. Additionally, seasonality may affect significantly any potential advertising revenues during the first and third calendar quarters, as advertisers historically spend less during these periods. There can be no assurance that such patterns will not have a material adverse effect on the Company's business, results of operations and financial condition. In addition to selling its brands, it is the Company's strategy to generate additional revenues through e- Commerce arrangements including for other companies to advertise on the Company's Web site. There can be no assurance that the Company will receive any material amount of revenue under these agreements in the future. The foregoing factors, in some future quarters, may lead the Company's operating results to fall below the expectations.

(h)  Risk Of Capacity Constraints And Systems Failures

A key element of the Company's strategy is to support its Smart Card services through its Web site. The Company's ability to attract customers and to achieve market acceptance of its products depends significantly upon the performance of the Company and its network infrastructure (including its server, hardware and software). The Company plans to enter into a web site agreement with Smackdab Corporation. Under this agreement, Smackdab will market the Company's web site with the major search engines (e.g., Yahoo, Lycos, Infoseek, etc.) in order to increase traffic to the Company's Web Site. Any system failure that causes interruption or slower response time of the Company's products and services could result in less traffic to the Company's Web site and, if sustained or repeated, could reduce the attractiveness of the Company's products. An increase in the volume of user traffic could strain the capacity of the Company's technical infrastructure, which could lead to slower response time or system failures, and could adversely affect operating results. There can be no assurance that the Company and its technical infrastructure will be able to grow accordingly, and the Company faces risks related to its ability to scale up to its expected customer levels while maintaining superior performance. Any failure of the Company's server and networking systems to handle current or higher volumes of traffic would have a material adverse effect on the Company's business, results of operations and financial condition. The Company is also dependent upon third parties to provide product support. In the past, users have occasionally experienced difficulties with Internet and online services due to system failures, including failures unrelated to the Company's systems. Any disruption in


                                       10

Internet access provided by third parties could have a material adverse effect on the Company's business, results of operations and financial condition. Furthermore, the Company is dependent on hardware suppliers for prompt delivery, installation and service of equipment used to deliver the Company's products and services. The Company's operations are dependent in part upon its ability to protect its operating systems against damage from human error, fire, floods, power loss, telecommunications failures, break-ins and similar events. The Company does not presently have redundant, multiple-site capacity in the event of any such occurrence. The Company's servers are also vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering with the Company's computer systems. The occurrence of any of these events could result in the interruption, which could have a material adverse effect on the Company's business, results of operations and financial condition. In addition, the Company's reputation could be materially and adversely affected.

(i)  Risks Associated With New Services, Features and Functions

There can be no assurance that the Company would be able to expand its operations in a cost-effective or timely manner or that any such efforts would maintain or increase overall market acceptance. Furthermore, any Smart Card business launched by the Company that is not favorably received by customers could damage the Company's reputation and diminish the value of its brand name. Expansion of the Company's operations in this manner would also require significant additional expenses and development, operations, training the Company's management, financial and operational resources. The lack of market acceptance of the Company's products would result in the Company's inability to generate satisfactory revenues and its inability to offset their costs could have a material adverse effect on the Company's business, results of operations and financial condition.

(j)  Online Commerce Security Risks

A significant barrier to online Global SmartCard service support and communications is the secure transmission of confidential information over public networks. Card-Smart Corp plans to support its services via its Web site. The Company will rely on encryption and authentication technology licensed from third parties to provide the security and authentication technology to effect secure transmission of confidential information, including confidential customer information. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography, or other events or developments will not result in a compromise or breach of the technology used by the Company to protect customer transaction data from one its competitors.

If any such compromise of the Company's security were to occur, it could have a material adverse effect on the Company's reputation and, Therefore, on its business, results of operations and financial condition. Furthermore, a party who is able to circumvent the Company's security measures could misappropriate proprietary information or cause interruptions in the Company's operations. The Company may be required to expend significant capital and other resources to protect against such security breaches or to alleviate problems caused by such breaches. Concerns over the security of transactions conducted on the Internet and other online services and the privacy of users may also inhibit the growth of the Internet and other online services generally, and the Web in particular, especially as a means of conducting commercial transactions. To the extent that activities of the


                                       11


Company involve with the storage and transmission of proprietary information, security breaches could damage the Company's reputation and expose the Company to a risk of loss or litigation and possible liability. There can be no assurance that the Company's security measures will prevent security breaches or that failure to prevent such security breaches will not have a material adverse effect on the Company's business, results of operations and financial condition.

(k)  Risks Associated with Acquisitions

If appropriate opportunities present themselves, the Company would acquire businesses, technologies, services or product(s) that the Company believes are strategic.


The company does not have significant cash or other material assets, nor does it
--------------------------------------------------------------------------------
have an established source of revenues sufficient to cover its operating costs
--------------------------------------------------------------------------------
and to allow it to continue as a going concern.  The auditors of the Company
--------------------------------------------------------------------------------
have issued a going concern opinion in Financial Footnote 3 of the Notes to
--------------------------------------------------------------------------------
Financial Statements, which states in pertinent part the following, "Company
--------------------------------------------------------------------------------
has no current source of revenue.  Without realization of additional capital,
--------------------------------------------------------------------------------
it would be unlikely for the Company to continue as a going concern.  It is
--------------------------------------------------------------------------------
management's plan to seek additional capital through a merger with an existing
--------------------------------------------------------------------------------
operating company."  (See also Financial Footnote 3, "Going Concern" and
--------------------------------------------------------------------------------
Footnote 6 "Officer Advances.") Management may also consider raising additional
--------------------------------------------------------------------------------
capital via a private placement offering pursuant to Regulation "D" Rule 505 or
--------------------------------------------------------------------------------
506, if need to acquire businesses, technologies, services or product(s) that
--------------------------------------------------------------------------------
the Company believes are strategic.
-----------------------------------

The Company currently has no understandings, commitments or agreements with respect to any other material acquisition and no other material acquisition is currently being pursued. There can be no assurance that the Company will be able to identify, negotiate or finance future acquisitions successfully, or to integrate such acquisitions with its current business. The process of integrating an acquired business, technology, service or product(s) into the Company may result in unforeseen operating difficulties and expenditures and may absorb significant management attention that would otherwise be available for ongoing development of the Company's business. Moreover, there can be no assurance that the anticipated benefits of any acquisition will be realized. Future acquisitions could result in potentially dilutive issuances of equity securities, the incurrence of debt, contingent liabilities and/or amortization expenses related to goodwill and other intangible assets, which could materially adversely affect the Company's business, results of operations and financial condition. Any future acquisitions of other businesses, technologies, services or product(s) might require the Company to obtain additional equity or debt financing, which might not be available on terms favorable to the Company, or at all, and such financing, if available, might be dilutive.

(l)  Risks Associated With International Operations

A component of the Company's strategy is to offer its products online to international customers. Expansion into the international markets will require management attention and resources. The Company has limited experience in localizing its service, and the Company believes that many of its competitors are also undertaking expansion into foreign markets. There can be no assurance that the Company will be successful in expanding into international markets. In addition to the uncertainty regarding the Company's ability to generate revenues from foreign operations and expand its international presence, this are certain risks inherent in doing business on an international basis, including, among others, regulatory requirements, legal uncertainty regarding liability, tariffs, and other trade barriers, difficulties in staffing and managing foreign operations, longer payment cycles, different accounting practices, problems in collecting accounts receivable, political instability, seasonal reductions in business activity and potentially adverse tax consequences, any of which could adversely affect the success of the Company's international operations.


                                       12

To the extent the Company expands its international operations and has additional portions of its international revenues denominated in foreign currencies, the Company could become subject to increased risks relating to foreign currency exchange rate fluctuations. There can be no assurance that one or more of the factors discussed above will not have a material adverse effect on the Company's future international operations and, consequently, on the Company's business, results of operations and financial condition.

2)   Distribution Methods of the Products and Services

The Company will be significantly dependent on a number of third-party relationships to supply product(s), to ship product(s), and increase traffic to future website. Additionally, with regards to the Company's Internet Web site is
---------------
generally dependent on other Web site operators that provide links to Card-Smart Corporation's future website. The Company does not have any agreements with any
----------------------------
Web site operators that provide links to its Web site at this time, and, if the Company can establish such links the other Web site operators may terminate such links at any time without notice to the Company. There can be no assurance that third parties will regard their relationship with the Company as important to their own respective businesses and operations. There can be no assurance that the Company will ever develop a relationships with third parties that supply the Company with links to their future Web site. In particular, the elimination of a
                            ------
pre-installed bookmark on a Web browser directs traffic to the Company's Web site could significantly reduce traffic on the Company's Web site, which would have a material adverse effect on the Company's business, results of operations and financial condition. Additionally, at this time, the Company has not entered into any agreements with any suppliers to ship and provide products.

3)   Status of Any Announced New Product or Service

The Company does not have any announced new product or service. The Company is in the process of developing a customer base for its Loyalty Programs,
--------------------------------
utilizing the SmartCard. The Company, however, has yet to announce any new products and has not announced any other recent additions or services. The
Company has yet to obtain any customers for its products.                    ---
---------------------------------------------------------

4)   Industry Background

There was initial interest in Smart Cards by early adopters ten (10) years ago, when these cards were first introduced. The Smart Card industry has been developing new and improved technologies. Due to the maturity of this industry, business for Smart Cards has been slowing down. According to research conducted by Frost & Sullivan, Worldwide Smart Card Application Markets and Worldwide Smart Card IC Markets, the Smart Cards market has hit a "market canyon" in its transition from embryonic to the developmental stage. Building an in- house database of project, Frost & Sullivan calculated the Smart Card market to have issued 912 million cards in 1998. Analyst Alyxia T. Do, for Frost & Sullivan stated, "The Smart Card industry is now ending its dynamic growth phase that resulted from installation by early adopters of the technology."

The support of Smart Cards services through the company's Web site is a somewhat new and evolving concept, it is difficult to predict with any assurance whether the Web will prove to be a viable commercial marketplace in the long term. The Web has experienced, and is expected to continue to experience, significant growth in the numbers of users and amount of traffic. To the extent that the Web continues to experience increased numbers of users, frequency of use or increased bandwidth requirements of users, this can be no assurance that the Web infrastructure will continue to be able to support the demands placed on it by this continued growth or that the performance or reliability of the Web will not be adversely affected.


                                       13


Furthermore, the Web has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure, and could face such outages and delays in the future. These outages and delays could adversely affect the level of Web usage and also the level of traffic for Global SmartCards, Inc. In addition, the Web could lose its viability due to delays in the development or adoption of new development or adoption of new standards and protocols to handle increased levels of activity or due to increased governmental regulation.

The Internet allows marketers to collect meaningful demographic information and feedback from consumers, and to rapidly respond to this information with new messages. This offers a significant new opportunity for businesses to increase the effectiveness of their direct marketing campaigns. In traditional media, a significant portion of all advertising budgets are spent on direct marketing because of its effectiveness. However, the effectiveness of direct marketing campaigns is dependent upon the quality of consumer data used to develop and place complementary products, services or facilities are developed and the Web becomes a viable commercial marketplace in the long term, the Company might be required to incur substantial expenditures in order to adapt its products to changing Web technologies, which could have a material adverse effect on the Company's business, results of operations and financial condition.


                                       14

(a)  E-Commerce and Direct Marketing.

The Internet has become a significant marketplace for buying and selling goods and services. Industry estimates that the amount of goods or services purchased in online consumer transactions will grow from approximately $2.6 billion in 1997 to approximately $37.5 billion in 2002. Improvements in security, interface design and transaction- processing technologies have facilitated an increase in online consumer transactions. Early adopters of such improvements include online merchants offering broad product catalogs (such as books, music CDs and toys), those seeking distribution efficiencies (such as PCs, flowers and groceries) and those offering products and services with negotiable pricing (such as automobiles and mortgages). The Company believes that online companies provide businesses an opportunity to link Internet customers with like interests. The Internet allows marketers to collect meaningful demographic information. The Company's business strategy relies on providing support for the Company's services via the Company's Web site. Any significant deterioration in general economic conditions that adversely affected these companies could also have a material adverse effect on the Company's business, results of operations and financial condition.

5)   Raw Materials and Suppliers

The Company is a not a manufacturer and is dependent in purchasing plastic cards with embedded microprocessors from other suppliers. Therefore, the Company does not use any raw materials.

6)   Customers

The Company believes that establishing and maintaining brand identity through Loyalty Programs to Hotels, Resorts, Cruise Line, and Casinos is a critical aspect of its efforts to attract new customers In order to attract new customers, the Company intends to make a commitment to the creation and maintenance of brand loyalty among these groups. The Company plans to accomplish this, although not exclusively, through marketing its programs directly to
                                             -----------------------------------
these customers and further advertising its Web site through the various  search
---------------------------
engines, marketing its site to businesses/customers through e-mail, online media, and other marketing and promotional efforts.

There can be no assurance that brand promotion activities will yield increased revenues or that any such revenues would offset the expenses incurred by the Company in building its brands. Further, there can be no assurance that any new users attracted to Global SmartCards will conduct business with the Company on a regular basis. If the Company fails to promote and maintain its brand or incurs substantial expenses in an attempt to promote and maintain its brand or if the Company's existing or future strategic relationships fail to promote the Company's brand or increase brand awareness, the Company's business, results of operations and financial condition would be materially adversely affected.


                                       15

7) Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements, or Labor Contracts

The Company regards substantial elements of its future and underlying infrastructure and technology as proprietary and attempts to protect them by relying on trademark, service mark, copyright and trade secret laws and restrictions on disclosure and transferring title and other methods. The Company plans to enter into confidentiality agreements with its future employees, future suppliers and future consultants and in connection with its license agreements with third parties and generally seeks to control access to and distribution of its technology, documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use the Company's proprietary information without authorization or to develop similar technology independently. Legal standards relating to the validity, enforceability and scope of protection of certain proprietary rights in Internet-related businesses are uncertain and still evolving, and no assurance can be given as to the future viability or value of any of the Company's proprietary rights. There can be no assurance that the steps taken by the Company will prevent misappropriation or infringement of its proprietary information, which could have a material adverse effect on the Company's business, results of operations and financial condition. Litigation may be necessary in the future to enforce the Company's intellectual property rights, to protect the Company's trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation might result in substantial costs and diversion of resources and management attention. Furthermore, there can be no assurance that the Company's business activities will not infringe upon the proprietary rights of others, or that other parties will not assert infringement claims against the Company, including claims that by directly or indirectly providing hyperlink text links to Web sites operated by third parties. Moreover, from time to time, the Company may be subject to claims of alleged infringement by the Company or service marks and other intellectual property rights of third parties. Such claims and any resultant litigation, should it occur, might subject the Company to significant liability for damages, might result in invalidation of the Company's proprietary rights and, even if not meritorious, could result in substantial costs and diversion of resources and management attention and could have a material adverse effect on the Company's business, results of operations and financial condition.

8)   Regulation

The law relating to the liability of companies promoting their products and services online is currently unsettled. It is possible that claims could be made against online e-Commerce companies under both United States and foreign law for defamation, libel, invasion of privacy, negligence, copyright or trademark infringement, or other theories based on the nature and content of the materials disseminated through their Web site. Several private lawsuits seeking to impose such liability upon other online companies are currently pending.


                                       16

9)   Effect of Existing or Probable Government Regulations

Government legislation has been proposed that imposes liability for or prohibits the transmission over the Internet of certain types of information.

The imposition upon the Company and other online providers of potential liability for information carried on or disseminated through their services could require the Company to implement measures to reduce its exposure to such liability, which may require the Company to expend substantial resources and/or to discontinue certain service offerings. In addition, the increased attention focused upon liability issues as a result of these lawsuits and legislative proposals could impact the growth of Internet use.

The Company does not believe that such regulations, which were adopted prior to the advent of the Internet, govern the operations of the Company's business nor have any claims been filed by any state implying that the Company is subject to such legislation. There can be no assurance, however, that State government will not attempt to impose these regulations upon the Company in the future or that such imposition will not have a material adverse effect on the Company's business, results of operations and financial condition. Several States have also proposed legislation that would limit the uses of personal user information gathered online or require online services to establish privacy policies. The Federal Trade Commission has also recently settled a proceeding with one online service regarding the manner in which personal information is collected from users and provided to third parties. Changes to existing laws or the passage of new legislation, could create uncertainty in the marketplace that could reduce demand for the services of the Company or increase the cost of doing business as a result of litigation costs or increased service delivery costs, or could in some other manner have a material adverse effect on the Company's business, results of operations and financial condition. In addition, because the Company's services are accessible worldwide, and the Company may facilitate sales of goods to users worldwide, other jurisdictions may claim that the
Company is required to qualify to do business as foreign corporation in particular state or foreign country. Due to the increasing popularity and use of the Internet and other online services, it is possible that a number of laws and regulations may be adopted with respect to the Internet or other online services covering issues such as user privacy, freedom of expression, pricing, content and quality of products and services, taxation, advertising, intellectual property rights and information security. Although sections of the
Communications Decency Act of 1996 (the "CDA") that, among other things, proposed to impose criminal penalties on anyone distributing "indecent" material to minors over the Internet, were held to be unconstitutional by the U.S. Supreme Court, there can be no assurance that similar laws will not be proposed and adopted. Certain members of Congress have recently discussed proposing legislation that would regulate the distribution of "indecent" material over the Internet in a manner that they believe would withstand challenge on constitution law.


                                       17

Any new legislation or regulation, or the application of laws or regulations from jurisdictions whose laws do not currently apply to the Company's business, for third-party activities and jurisdiction. The adoption of new laws or the application of existing laws may decrease the growth in the use of the Internet, which could in turn decrease the demand for the Company's services, increase the Company's cost of doing business or otherwise have a material adverse effect on the Company's business, results of operations and financial condition. The Company does not believe that such regulations, which were adopted prior to the advent of the Internet, govern the operations of the Company's business nor have any claims been filed by any state implying that the Company is subject to such legislation. There can be no assurance, however, that State government will not attempt to impose these regulations upon the Company in the future or that such imposition will not have a material adverse effect on the Company's business, results of operations and financial condition.

10)  Research and Development Activities

The  Company, among  other things,  plans to enhance its brands, implement and
execute its business and  marketing  strategy successfully,   continue   to
develop and   upgrade its technology and information-processing  systems,  meet the needs of a changing market, provide superior customer service, respond to competitive developments and attract, integrate, develop and market its Web site, retain and motivate qualified personnel provided the company can generate sales and profit.

The Company also needs to develop and identify SmartCard products that achieve market acceptance by its end-users. There can be no assurance that Global SmartCards will achieve market acceptance. Accordingly, no assurance can be given that the Company's business model will be successful or that it can sustain revenue growth or be profitable. The market for SmartCards has matured and is finite. As is typical of any rapidly evolving market, demand and market acceptance for products are subject to a high level of uncertainty and risk. Moreover, because this market is rapidly evolving, it is difficult to predict its future growth rate, if any, and its ultimate size.

If the market fails to develop, develops more slowly than expected or becomes saturated with competitors, or if the Company's products do not achieve or sustain market acceptance, the Company's business, results of operation may be materially and adversely affected.

There can be no assurances the Company will be successful in accomplishing all of these things, and the failure to do so could have a material adverse effect on the company's business, results of operations and financial condition.

11)  Impact of Environmental Laws

The Company is not aware of any federal, state or local environmental laws which would effect is operations.


                                       18

12)  Employees

The Company currently has three (3) employees: one President, and one Secretary and one Chief Financial Officer, all of which are Directors of the Company. The Company has no intention at this time to add full employees.

     (i) The Company's performance is substantially dependent on the performance of its corporate President and CEO, Georgios Polyhronopoulos. In particular, the Company's success depends on his ability to define and develop markets and business for the Company.

     (ii) The Company does not carry key person life insurance on any of its personnel. The loss of the services of any of its executive officers or other key employees could have a material adverse effect on the business, results of operations and financial condition of the Company. The Company's future success also depends on its ability to retain and attract highly qualified technical and managerial personnel.

     (iii)There can be no assurance that the Company will be able to retain its key managerial and technical personnel or that it will be able to attract and retain additional highly qualified technical and managerial personnel in the future. The inability to attract and retain the technical and managerial personnel necessary to support the growth of the Company's business, due to, among other things, a large increase in the wages demanded by such personnel, could have a material adverse effect upon the Company's business, results of operations and financial condition.

13)  Year 2000 Implications

The Company plans to market and sell Smart Cards which are plastic cards with an embedded microprocessor. The Company has not completed any tests or assessment of internal and external (third-party) IT systems and non-IT systems. At this point, the Company is not currently aware of any Year 2000 problems relating to its Smart Cards or the use of its Smart Cards with other computer equipment operated by third parties that would have a material effect on the Company's business, results of operations or financial condition, without taking into account the Company's efforts to avoid such problems. Based on its assessment to date, the Company does not anticipate that costs associated with remediating the Company's non-compliant IT systems or non-IT systems will be material, although there can be no assurance to such effect.

                                       19


Such a failure could prevent the Company from operating its business, and have an adverse affect on the company's business. The Company believes that the primary business risks, in the event of such failure, would include, but not be limited to, lost of potential revenues, increased operating costs, loss of customers, or other business interruptions of a material nature, as well as claims of mismanagement, misrepresentation, or breach of contract, any of which could have a material adverse effect on the Company's business, results of operations and financial condition.

14)  The Industry & Potential Effect on the Company's Plan of Operations

The rapid adoption of the Internet as a means to gather information, communicate, interact and be entertained, combined with the vast proliferation of Web sites(estimated worldwide domains 15,719,462), has made the Internet an important new mass medium. Industry estimates that the number of Web users exceeded 68 million in 1997, and will grow to over 319 million by 2002. The market for Internet products and services is characterized by rapid technological developments, evolving industry standards and customer demands, and frequent new product introductions and enhancements. These market characteristics are exacerbated by the emerging nature of the market and the fact that many companies are expected to introduce new Internet products and services in the near future. The Company's future success will depend in part on its ability to continually improve the performance, features and reliability of its product(s) to both evolving demands of the marketplace and competitive product and service offerings; and, there can be no assurance that the Company will be successful in doing so. Accordingly, the Company's future success will depend on its ability to adapt to rapidly changing technologies, to adapt to evolving industry standards and to continually improve the performance, features and reliability of its service in response to competitive service and product offerings and evolving demands of the marketplace. The failure of the Company to adapt to such changes would have a material adverse effect on the Company's business, results of operations and financial condition. In addition, the widespread adoption of the Internet, networking or telecommunications technologies or other technological changes could require substantial expenditures by the Company to modify or adapt its services or infrastructure, which could have a material adverse effect on the Company's business, results of operations and financial condition.


                                       20

15)  Present Licensing Status

None-Not Applicable.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

All statements, trend analysis and other information contained in this Registration relative to markets for the Company's products and trends in revenues, gross margin and anticipated expense levels, as well as other statements including words such as "believe," "anticipate," "expect," "estimate," "plan" and "intend" and other similar expressions, constitute forward-looking statements. Those forward- looking statements are subject to business and economic risks, and the Company's actual results of operations may differ from those contained in the forward-looking statements. The following discussion of the financial condition and results of operations of the Company should also be read in conjunction with the Financial Statements and Notes related thereto included elsewhere in this Registration.


                                       21

                                     Item 2

Item 2. Management's Discussion and Analysis or Plan of Operation

A.   Management's Plan of Operation

1) In its initial  operating  period ended June 30, 2000,  the Company incurred
                                            ------------
a net loss of $50,838 from development stage operations. It has yet to receive
               -------
any revenues from operations.

An original stock offering was made in reliance upon an exemption from the registration provisions of Section 5 of the Securities Act of 1993, as amended, pursuant to Regulation D, Rule 504, of the Act. a total of two million (2,000,000) shares of its common stock were purchased by the three founders of the Company, on May 15, 1998 for cash. Between July 10 and July 15, 1998, the Company sold One Million (1,000,000) shares of its common stock in connection with a public offering at a price of $0.025 per share. On or about July 15, 1998, the Company completed a public offering of shares of common stock of the Company pursuant to Regulation "D," Rule 504 of the Securities Act of 1933, as amended, whereby it sold one million (1,000,000) shares of the Common Stock of the Company for twenty-five thousand ($25,000) dollars to approximately twenty-five (25) unaffiliated shareholders of record. The Company filed an original Form D with the Securities and Exchange Commission on or about July 20, 1998. On January 11, 2000, the company completed a subsequent Public Offering that was offered without registration under the Securities Act of 1933, as amended (The "Act"), in reliance upon the exemption from registration afforded by sections 4(2) and 3 (b) of the Securities Act and Regulation "D" promulgated thereunder. The Company sold to one (1) additional shareholder, one hundred twenty thousand (120,000) shares of common stock at a price of $.20 per share for a total amount raised of twenty four thousand ($24,000) dollars. On May 25, 2000, the Company approved a forward stock split on the basis of 3 for 1, thus increasing the common stock from 3,120,000 shares to 9,360,000 shares of its $0.001 par value common voting stock issued and outstanding which are held by approximately thirty (30) shareholders, including the three founding shareholders, of record.

Management fully anticipates that the proceeds from the sale of all of the Common Shares sold in the offering delineated above will be sufficient to provide the Company's capital needs for the next twelve (12) months. If the Company cannot generate sufficient revenues or raise money in the next 12 months, it is most likely the company will not be able to stay in business. Card-Smart Corp is a developmental stage company. The Company does not anticipate any revenues until it can identify and sell customers its products.

The Company currently anticipates that it has enough available funds to meet its anticipated needs for working capital, capital expenditures and business expansion for the next twelve (12) months. The Company expects that it will continue to experience negative operating cash flow for the foreseeable future as a result of significant spending on advertising and infrastructure. The Company does not have significant cash or other material assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. It is, however, the intent of the Company to seek to raise additional capital via a private placement offering pursuant to Regulation "D" Rule 505 or 506 or a private placement once the Company is trading on OTC-BB. If the Company needs to raise additional funds in order to fund expansion, develop new or enhanced services or products, respond to competitive pressures or acquire complementary products, businesses or technologies, any additional funds raised through the issuance of equity or convertible debt securities, the percentage ownership of the stockholders of the Company will be reduced, stockholders may experience additional dilution and such securities may have rights, preferences or privileges senior to those of the Company's Common Stock. The Company does not currently have any contractual restrictions on its ability to incur debt and, accordingly, the Company could incur significant amounts of indebtedness to finance its operations. Any such indebtedness could contain covenants which would restrict the Company's operations. There can be no assurance that additional financing will be available on terms favorable to the Company, or at all. If adequate funds are not available or are not available on acceptable terms, the Company may not be able to continue in business, or to a lessor extent not be able to take advantage of acquisition opportunities, develop or enhance services or products or respond to competitive pressures. The Company does not have significant cash or other material assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. The Company does not have any preliminary agreements or understandings between the Company and its stockholders/officers and directors with respect to loans or financing to operate the Company.


                                       22

2) No engineering, management or similar report has been prepared or provided for external use by the Company in connection with the offer of its securities to the public.

3) Management believes that the Company's future growth and success will depend on its ability to find customers for its Smart Card products, and their ability to develop a Web site to support their services. The Company expects to continually evaluate its potential products to determine what additional products or enhancements are required by the marketplace. The Company does not plan to develop products internally, but find suppliers who would be willing to sell, market or license their products through the Company. This can help avoid the time and expense involved in developing actual products.

The Company has yet to incur any research and development costs May 01 1998 through March 20, 2000. The only research and development the Company plans to incur in finding suitable products which offer the Company potential for revenues and profits.

4) The Company currently does not expect to purchase or sell any of its equipment, since it owns no equipment. Any computer equipment to be utilized is equipment owed by the Officers of the Company.

B.   Segment Data

As of June 30,  2000,  no sales  revenue  has  been  generated  by the  Company.
Accordingly, no table showing percentage breakdown of revenue by business segment or product line is included.


Item 3. Description of Property

A.   Description of Property

The address of the principal office is: 38820 N. 25th Avenue, Phoenix, AZ 85027. One of the Officers of the Company is providing office space and computer use at no cost to the Company. Management believes that this is currently suitable for the Company's needs for the next twelve (12) months.

Item 4.  Security Ownership of Management and Certain Security Holders

A.   Security Ownership of Management and Certain Beneficial Owners

The following table sets forth information as of the date of this Registration Statement certain information with respect to the beneficial ownership of the Common Stock of the Company concerning stock ownership by (i) each director,
(ii) each executive officer, (iii) the directors and officers of the Company as a group, (iv) and each person known by the Company to own beneficially more than five (5%) of the Common Stock. Unless otherwise indicated, the owners have sole voting and investment power with respect to their respective shares.


                                       23

Title   Name & Address                      Amount of       Percent
of      of Beneficial                       shares          of
Class   Owner of Shares (1)       Position  held by Owner   Class
------  ---------------           --------  -------------   ------
Common  Georgios Polyhronopoulos  Chairman/  1,500,000       48.00%
                                  CEO
Common  Larry Richardson          Secretary    250,000        8.00%
                                  Director

Common  Stephen J. Antol          Treasurer    250,000        8.00%

All Executive Officers and Directors as a
Group (3 persons), purchased shares         2,000,000        64.00%


These 2,000,000 shares were purchased at par value ($0.001) by these three individuals on May 15, 1998 for a total of two thousand
($2,000) dollars cash.


(1)  c/o Card-Smart Corp 38820 N. 25th Avenue, Phoenix, AZ 85086

B.   Persons Sharing Ownership of Control of Shares

No person other than Georgios Polyhronopoulos, President/CEO owns or shares the power to vote ten percent (10%) or more of the Company's securities.

C.   Non-voting Securities and Principal Holders Thereof

The Company has not issued any non-voting securities.

D.   Options, Warrants and Rights

This are no options, warrants or rights to purchase securities of the Company.

E.   Parents of Issuer

Under the definition of parent, as including any person or business entity who controls substantially all (more than 80%) of the issuers of common stock, the Company has no parents.

F.   Other

Not applicable


                                       24

Item 5. Directors, Executives, Officers and Significant Employees The names, ages and positions of the Company's directors and executive officers are as follows:


Name                         Age              Position
--------                    ------           ----------
Georgios Polyhronopoulos     42              President, CEO, &
                                             Director

Larry L. Richardson          54              Secretary, Director &
                                             Chief Technology
                                             Officer

Stephen J. Antol             57              Chief Financial
                                             Officer & Director

B.  Work Experience

Georgios Polyhronopous (George Poulos), President and CEO of Global SmartCards, Inc., organized and formed the company.

George Poulos, President and CEO of the Company, since inception. He has 10 years experience in corporate development, and has managed multiple projects. Mr. Poulos has been directly involved in taking several companies "Public" from seed funding to IPO. He has worked as an Investment Banker and Broker. Mr. Poulos closely follows Technological Developments and Trends, as they relate to both the Telecommunications Industry and the Internet and World Wide Web. He is a Professional Member of the National Association of Certified Valuation Analysts.

1998-present, Director Enterprise Solutions, Telemax Communications, he is responsible for developing a Corporate Finance team to seek out and attract funding sources during Telemax's various stages of development. His position at Telemax requires him to interface with licensees, negotiate lease management arrangements, and deal with the providers of enterprise solutions, such as: educational institutions; public utilities; community, city, state, and federal offices; media relations and medical facilities.

1997-present, Co-founder/Corporate Secretary, Infobuild Networks, he provided investors to "seed" the Company, he structured and prepared the Offering for the Company. He initially negotiated the licensing of certain technologies, and eventually the acquisition of said technologies. He recruited the Board of Directors, and the Chief Technology Officer. And was responsible for developing the World Wide Web presence for the Company at www.infobuild.com.

1989-1996, Managing Director, Capcom Equities Inc., he was responsible for facilitating mergers and or acquisitions for private and public development stage and Micro-cap companies provided strategic financing advice and the development of public market strategies. Mr. Poulos performed many of the same functions as his position as an Investment Banker.


                                       25


1989-1996, Broker/Investment Banker, Osler Inc., Mr. Poulos spent seven years in the Securities Industry in Vancouver, Canada, initially as a retail broker; he progressed to assistant of the lead analyst, and eventually became part of the Investment Banking team focusing on emerging technologies. His duties included full due-diligence review of the Companies and their industries, and complete evaluation and comparison of the business case.

Larry L. Richardson, Corporate Secretary, Chief Technology Officer and Director for Card-Smart Corp

March, 1999 to Present, Larry L. Richardson has been the Chief Operating Officer and Chief Technology Officer for Telemax Communications. He has over 30 years of engineering, operations, and telecommunications operations management experience and expertise. He currently provides the technical direction of the company and oversees the company's RF engineers and business development activities.

September 1998 - February 1999, RF Engineering and Enterprise Network Consultant, Mr. Richardson served as a captive consultant under contract to Telecellular, Inc., a startup Enhanced Specialized Mobile Radio (ESMR) company, with radio frequency license construction contracts in Puerto Rico. As such, he provided the business, financial and technical recommendations to the company's board of directors. His tasks included the identification of funding sources, development of the business plan, identification of teledensity, defense of the pro forma, and preparation of the network launch plan to rapidly realize return on investment.

February 1997-August 1998, Project Development/International Project Leader, Black & Veatch, Kansas City, MO. Black & Veatch is an engineer- constructor company specializing in power plants and telecommunications infrastructure. As an executive level engineer and International Project Leader Mr. Richardson was responsible for wireless and wireline telecommunications business and project development for Latin America, as well as oversight of the company's RF engineering. He interfaced with equipment manufacturers and carriers in Latin America (Ericsson, Motorola, NexTel, Qualcomm, NEC, Nortel, Lucent, Alcatel, McCaw) to address the technical issues of their projects; prepared proposals in Spanish and Brazilian Portuguese; identified the human and materiel resources required to perform the work; and orchestrated the initial launch of project implementation. During the proposal preparation phase, Mr. Richardson was responsible for designing the initial promotional illustrations, addressing the immediate and strategic commercial issues regarding contracting, liability, currency, and other associated commercial risks, as well as the implementation scheduling.

February 1995-February 1997, Team Leader, Telecommunications and Security Engineering Team, Holmes & Narver Architects and Engineers, Albuquerque, NM. Holmes & Narver is an architectural-engineering firm, which covers the entire gamut of A/E work, and has operations worldwide. As a team leader, Mr. Richardson managed, mentored and developed a team of engineers and specialists who engineered LAN, MAN, WAN and security systems. In the capacity as a senior engineer, he engineered a TDMA cellular telephone network for Puerto Rico using a combination of MicroPath and AutoCad software tools as a proof-of-capabilities to GTE; performed the conceptual design of a WAN manipulating multiple data bases within Oracle for a client in Mexico, and performed the conceptual design of SDH rings, optical fiber backbone, ATM switches, satellite teleports, and technical control facilities for a client in the Republic of Panama. As the company's Program Manager for Latin America, Mr. Richardson performed business development for work in that geographical area, composed proposals in Spanish and Brazilian Portuguese, and served as the corporate representative to the Panamerican Federation of Consulting Engineers.


                                       26

December 1990-February 1995, Systems Engineer and Supervisor Telecommunications Engineering Team Science Applications International Corp.: Communications. Science Applications International Corporation (SAIC) is an Information Technology and Telecommunications integration company. This assignment was a continuation of the previous assignment under Martin Marietta. SAIC won the re-compete contract during contract renewal negotiations. As SAIC's senior engineer and engineer manager on the U.S. Department of Energy, Albuquerque Operations Office contract, Mr. Richardson performed Value Added Engineering
(VAE) of fixed and mobile radio networks, microwave and satellite communications, video communications, outside plant cable, emergency operations centers and technical control functions for the department, Sandia National Laboratories, Los Alamos National Laboratory, and its nationwide contractors. RF engineering was performed by both traditional mathematics and physics, and MicroPath. The associated civil works were designed using AutoCad. He prepared technical analyses, reports, executive summaries, and briefings for the department's executives. Subsequent to the design and engineering, Mr. Richardson performed the project management and construction management functions for the implementation and initial operations of the projects using MSProject, Excel, and Word. He also served as the technical representative to the DOE's nuclear Accident Response Group and Nuclear Emergency Search Team for designing specialized telecommunications capabilities to support the recovery of damaged nuclear weapons, cleanup of radioactive materials, and response to nuclear terrorism. As a manager, he mentored technical personnel under his supervision, developed them professionally, and provided the organizational and financial input to the federal government's budget and long range plans.

Mr. Richardson was nominated by the U.S. Department of Energy to receive the University of Florida's "Henry J. Phister" award for his outstanding contribution to the field of telecommunications in the federal government for the period 1985-1995.

November 1985-December 1990, Principal Engineer and Manager Engineering and Design, Martin Marietta Information Systems. As an senior engineering contractor to the U.S. Department of Energy's Albuquerque Operations Office, Mr. Richardson performed Value Added Engineering (VAE) of fixed and mobile radio networks, microwave and satellite communications, video communications, outside plant cable, emergency operations centers and technical control functions for the department, Sandia National Laboratories, Los Alamos National Laboratory, and its nationwide contractors. RF engineering was performed by traditional mathematics and physics. The associated civil works were designed using manual drafting. He prepared technical analyses, reports, executive summaries, and briefings for the department's executives. Subsequent to the design and engineering, Mr. Richardson performed the project management and construction management functions for the implementation and initial operations of the projects using Lotus 1-2-3, and Word Perfect. He also served as the technical representative to the DOE's nuclear Accident Response Group and Nuclear Emergency Search Team for designing specialized telecommunications capabilities to support the recovery of damaged nuclear weapons, cleanup of radioactive materials, and response to nuclear terrorism. As a manager, he mentored technical personnel under his supervision, developed them professionally, and provided the organizational and financial input to the federal government's budget and long range plans. Mr. Richardson was awarded Martin Marietta's highest award for Technical Excellence.


                                       27

October 1983-November 1985, Telecommunications Specialist, U.S. Department of Energy, As a federal government telecommunications engineering manager, Mr. Richardson managed the RF, telephony, National Security Emergency Preparedness, nuclear weapons Accident Response Group, and Radiological Assistance Program communications programs. His duties included all of the technical and business aspects of the programs including: financial planning, long range planning, as well as preparation of scope and SOWs for bid to contractors. He also served as the Communications Officer to the nuclear Accident Response Group (ARG) and the ARG program manager to the Nuclear Emergency Search Team.

April 1983-October 1983, Electromagnetic Pulse (EMP) Engineer III, EG&G WASC, Inc., Mr. Richardson designed EMP tests to instrument Department of Defense aircraft, vehicles and operations vans to determine the damages caused by High Altitude Electromagetic Pulse (HEMP). Using Maxwell pulsers, EMP waves simulating nuclear blasts were imposed on test objects, the effects recorded, and the remedial actions recommended. During his employment at EG&G, Mr. Richardson designed a nuclear attack- survivable, RF-based, broadband data network for Western Europe. The network employed every form of radio communications and tied into the NATO countries' terrestrial fiber optic backbone networks. The network was termed the European Distribution System Logistics Command, Control, Communications and Information (EDS LogC3I) network. The design was submitted for bid to the U.S. Air Force Logistics Command.

October 1982-April 1983, Telecommunications Specialist, Special Operations Consultant and Department of the Army, Mr. Richardson developed conceptual RF-based telecommunications systems for use by U.S. Special Operations Forces elements (Army Special Forces, Navy SEALS, Air Force Special Operations Wings) for clandestine warfare and counter- terrorism operations.

June 1962-September 1982, United States Army, Mr. Richardson is retired from the U.S. Army.

Education: MA Degree, 1986, Webster University, Computer Resources Management (IT Systems Analysis and Design); BS Degree, 1981, University of New York, Liberal Studies (ADP and Communications Engineering); 1984- 1994, George Washington University, Continuing Engineering Education. Certifications:
Engineer Class I, National Association of Radio and Telecommunications Engineers, Certification No. E1-03422, with master endorsements in RF and Non-RF technologies. Hekimian Laboratories REACT Technical Control Facilities, 1993

Professional Affiliations, Institute of Electrical and Electronics Engineers, Decade Member, Member Number: 08563231 National Association of Radio and Telecommunications Engineers, Member.


Stephen J. Antol, Chief Financial Officer, and Director of Card-Smart Corp.

Stephen James Antol, has over twenty-six years experience in the field of Corporate Finance and Administration, and over four and half years' experience with two major CPA firms in Phoenix, Arizona. His work background includes areas of cash auditing, control and flow, budget administration, credit and collection policies and procedures, management information systems, inventory control, audits by outside agencies and CPA's. Mr Antol has also managed the administration of profit sharing programs, benefits packages, corporate insurance programs, human resources and corporate restructuring.


                                       28

1993- Present, he has been self-employed working as a financial consultant to small business. This includes providing outside chief financial officer and controller services to small businesses requiring technical expertise on a limited or recurring basis. These include: corporate financial, tax and administrative functions. As an independent consultant he provides services to private and public corporations, partnerships and proprietorships. In September 1997, he accepted the Chief Financial Officer position with Telemax Communications and handles all financial functions for the Company.

1990-1992, Chief Financial Officer and Corporate Controller, for Lou Regester Furniture Co., Inc., a multiple-location retailer, Mr. Antol responsible for entire accounting function, including LIFO inventory, budgets, cash flow projections, financial statements, information systems and corporate income tax return preparation. He directed administrative functions in areas of human resources, payroll, group and liability insurance. Mr. Antol also was the with outside CPAs and the Company's Bank. He directed installation and implementation of new computer LAN system with related software for furniture retailers. In conjuction with the new system Mr. Antol Designed and implemented new accounting procedures, internal controls and paperwork flow. Mr Antol oversaw the reconstruction of lost accounting information and developed plan for catch-up of monthly accounting due to an old computer hardware failure.

1987-1989, Director of Finance, F.S. Inc., d.b.a. Audio Express and Country House Furniture, a four state multiple-location retailer and manufacturer. He administered all financial functions, including statements, inventory, store budgets, cash flow projections, payroll and taxes. Mr. Antol established store audit checklist. Designed and implemented accounting system and controls for new manufacturing affiliate. Mr Antol also developed new incentive compensation program for sales personnel at the retail store locations.

1975- 1987, Corporate Treasurer, Giant Industries, Inc,a large independent refiner, distributor and retailer of petroleum products. Mr. Antol headed entire accounting function as controller, including financial statements, payroll, human resources, taxes, budgets, cash flow projections, audits by outside agencies and CPA's, and corporate income tax return preparation. Mr. Antol implemented new management information system for monitoring profit centers profitability and cost control he accelerated monthly closings and Improved the credibility of financial information. Mr. Antol was responsible for conversion from manual to a computerized accounting system in 1976-1977 and the developement of all related paperwork and internal controls. Mr. Antol promoted to Corporate Treasurer in late 1977. Developed treasury function, including: cash flow analysis, investments, compliance to regulatory requirements, corporate tax return preparation, issuance and receipt of letters of credit, corporate insurance coverage, credit and collection procedures, and oversaw audits by outside agencies. He maintained involvement with banking relations and outside regulatory agencies, including the Department of Energy referencing petroleum price controls and related reporting requirements. Mr Antol also administered the Company's profit-sharing plan.

1973- 1975, Director of Finance, Freight Sales, Ltd., a five state multiple-location retailer. Mr Antol directed the financial and administrative functions of this $8 million dollar limited partnership. He developed and administered accounting system and related internal controls, inventory and store audits, operating budgets, administrative policies and procedures, and prepared income tax return filings.

1971- 1973, Audit Supervisor, Laventhol, Kreckstein & Horwath, CPA's, he was responsible for conducting and managing audits of partnerships and corporations. He administered budgets, staffing requirements and on-job training, Prepared related client income tax returns and maintained client relations.

1968-1971, Audit Senior, Touche Ross & Company, CPA's, he conducted audits of clients in various industries, which included: electronic manufacturing, distributors, construction, title company, service and real estate. He prepared related income tax returns, reviewed and evaluated internal controls, accounting systems, SEC and shareholder reports.

Education: Michigan State University, East Lansing, Michigan, Bachelor of Arts Degree in Accounting-1968; Certified Public Accountant (CPA), Arizona 1970 (1970-1986), currently non-registered).


                                       29

Item 6.  Remuneration of Directors and Executive Officers

(1)  Compensation of Executive Officers

Only the President and CEO of Company has been compensated for the period from February 16, 1999 to July 31, 1999 for services provided as an Officer. Compensation is for this Officer is $12,000 per year, paid on a monthly basis. "See Employment Agreements, Exhibits 10(a)."

(2)  Compensation of Directors

This were no arrangements pursuant to which any director of the Company was compensated for the period from May 1, 1998 to June 30, 2000 for any service
                                   -----------    --------------
provided as a director. In addition, no such arrangement is contemplated for the foreseeable future as the Company's only directors are its current executive officers. "See Employment Agreements, Exhibits 10(a)." The By-laws of the Company state: "Section 6.1. Compensation - The directors may be paid their expenses of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as director. No such payment shall preclude any director from serving the corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like reimbursement and compensation for attending committee meetings."

Item 7. Interest of Management and Others in Certain Transactions

None-Not applicable.


                                       30

                              Part II

Item 1. Market price of and Dividends on the Registrant's Common Equity and Other Stockholder matters

A.   Market Information

The common stock of the Company is currently not traded on the NASDAQ OTC Bulletin Board or any other formal or national securities exchange. This is no trading market for the Company's Common Stock at present and this has been no trading market to date. At this time, management has not undertaken any discussions, preliminary or otherwise, with any prospective market maker concerning the participation of such market maker in the aftermarket for the Company's securities, but the Company may initiate such discussions in the future following receipt of an effective date for this Registration Statement.

(i) There is currently no Common Stock which is subject to outstanding options or warrants to purchase, or securities convertible into, the Company's common stock.

(ii) There is currently no common stock of the Company which could be sold under Rule 144 under the Securities Act of 1933 as amended or that the registrant has agreed to register for sale by security holders.

(iii)There is currently no common equity that is being or is proposed to be publicly offered by the registrant, the offering of which could have a material effect on the market price of the issuer's common equity.

B.   Holders

As of June 30, 2000,  the Company has approximately  thrity (30) stockholders of
      -------------
record. Penny Stock Regulation Broker-dealer practices in connection with transactions in "Penny Stocks" are regulated by certain penny stock rules adopted by the Securities and Exchange Commission. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risk associated with the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker- dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker- dealer must make a written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. When the Registration Statement becomes effective and the Company's securities become registered, the stock will likely have a trading price of less than $5.00 per share and will not be traded on any exchanges. Therefore, the Company's stock will become subject to the penny stock rules and investors may find it more difficult to sell their securities, should they desire to do so.

C.   Dividend Policy

The Company has not paid any dividends to date. In addition, it does not anticipate paying dividends in the immediate foreseeable future. The Board of Directors of the Company will review its dividend policy from time to time to determine the desirability and feasibility of paying dividends after giving consideration to the Company's earnings, financial condition, capital requirements and such other factors as the Board may deem relevant.


                                       31

D.   Reports to Shareholders

The Company intends to furnish its shareholders with annual reports containing audited financial statements and such other periodic reports as the Company may determine to be appropriate or as may be required by law. Upon the effectiveness of this Registration Statement, the Company will be required to comply with periodic reporting, proxy solicitation and certain other requirements by the Securities Exchange Act of 1934.

E.   Transfer Agent and Registrar

The Transfer Agent for the shares of common voting stock of the Company is Holladay Stock Transfer, 2939 North 67th Place, Scottsdale, Arizona, Phone:
480-481-3940.

Item 2. Legal Proceedings

The Company is not currently involved in any legal proceedings nor does it have knowledge of any threatened litigation.

Item 3. Recent sale of Unregistered Securities

A total of two million (2,000,000) shares of its common stock were purchased by the three founders of the Company, on May 15, 1998 for cash. Between July 10 and July 15, 1998, the Company sold One Million (1,000,000) shares of its common stock in connection with a public offering at a price of $0.025 per share. On or about July 15, 1998, the Company completed a public offering of shares of common stock of the Company pursuant to Regulation "D," Rule 504 of the Securities Act of 1933, as amended, whereby it sold one million (1,000,000) shares of the Common Stock of the Company for twenty-five thousand ($25,000) dollars to approximately twenty-five (25) unaffiliated shareholders of record. The Company filed an original Form D with the Securities and Exchange Commission on or about February 25, 1999. On January 11, 2000, the company completed a subsequent Public Offering that was offered without registration under the Securities Act of 1933, as amended (The "Act"), in reliance upon the exemption from registration afforded by sections 4(2) and 3 (b) of the Securities Act and Regulation "D" promulgated thereunder. The Company sold to one(1) additional unaffiliated shareholders, one hundred twenty (120,000) shares of common stock at a price of $.20 per share for a total amount raised of twenty four thousand ($24,000) dollars. As of June 30, 2000, the Company has three million one
                            --------------
hundred twenty shares (3,120,000) shares of its $0.001 par value common voting stock issued and outstanding which are held by approximately thirty (30) shareholders, including the three founding shareholders, of record.


                                       32

The Company Shareholder List, as of June 30, 2000 is the following
                                    -------------
This lists reflects the 3 for 1 stock split which took place on
---------------------------------------------------------------
May 25, 2000.
------------


    Shareholder                    Number of Shares
    --------------------           ----------------
1.  Thomas A. Todd Sr.                  112,500
2.  Lorrie L. Todd                      127,500
3.  Thomas A Todd Jr                    120,000
4.  Kristine D. Todd                    120,000
5.  Fran Muro                           120,000
6.  Joanne L. Richardson                120,000
7.  J.R. Steward                        120,000
8.  Robert D. Morgan                    120,000
9.  Mardelle Steward                    120,000
10. Carole Williams                     120,000
11. William C. Todd                     120,000
12. Robert Sletner                      120,000
13. Joanne Sletner                      120,000
14. Lucille Sletner                     120,000
15. Terrance Moore                      120,000
16. David Williams                      120,000
17. Norma Moore                         120,000
18. Enrique C. Parecki                  120,000
19. Darius Williams                     120,000
20. Kenneth Atkinson                    120,000
21. Doug Walkup                         120,000
22. Michael Fiscus                      120,000
23. Mary Jane Fiscus                    120,000
24. Jason Moran                         120,000
25. Adam W. Steward                     120,000

Restricted Common Stock:
-----------------------
Founders Shares, purchased May 15, 1998:

26. Georgios Polyhronopoulos         4,500,000
27. Stephen J. Antol                   750,000
28. Larry Richardson                   750,000

Private Placement Stock sold on or before January 11, 2000:

29. Xen Stephanopoulos                 360,000


                                    33

Item 4.  Description of Securities

A.   Common Stock

(1)  Description of Rights and Liabilities of Common Stockholders

     i. Dividend Rights - The holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available Therefore at such times and in such amounts as the board of directors of the Company may from time to time determine.

     ii. Voting Rights - Each holder of the Company's common stock are entitled to one vote for each share held of record on all matters submitted to the vote of stockholders, including the election of directors. All voting is noncumulative, which means that the holder of fifty percent (50%) of the shares voting for the election of the directors can elect all the directors. The board of directors may issue shares for consideration of previously authorized but unissued common stock without future stockholder action.

     iii. Liquidation Rights - Upon liquidation, the holders of the common stock are entitled to receive pro rata all of the assets of the Company available for distribution to such holders.

     iv. Preemptive Rights - Holders of common stock are not entitled to preemptive rights.

     v. Conversion Rights - No shares of common stock are currently subject to outstanding options, warrants, or other convertible securities.

     vi. Redemption rights - no redemption rights exist for shares of common stock.

     vii. Sinking Fund Provisions - No sinking fund provisions exist.

     viii.Further Liability For Calls - No shares of common stock are subject to Further call or assessment by the issuer. The Company has not issued stock options as of the date of this Registration Statement.

(2)  Potential Liabilities of Common Stockholders to State and Local Authorities

No material potential liabilities are anticipated to be imposed on stockholders under state statues. Certain Nevada regulations, however, require regulation of beneficial owners of more than 5% of the voting securities. Stockholders that fall into this category, Therefore, may be subject to fines in circumstances where non-compliance with these regulations are established.

B.   Debt Securities

The Company is not registering any debt securities, nor are any outstanding.

C.   Other Securities To Be Registered

The Company is not registering any security other than its common stock.


                                       34

Item 5. Indemnification of Directors and Officers

THE ARTICLES OF INCORPORATION AND BY-LAWS OF THE COMPANY PROVIDE FOR INDEMNIFICATION OF EMPLOYEES AND OFFICERS IN CERTAIN CASES. INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933 MAY BE PERMITTED TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING THE COMPANY PURSUANT TO THE FOREGOING PROVISIONS, THE COMPANY HAS BEEN INFORMED THAT IN THE OPINION OF THE SECURTIES AND EXCHANGE COMMISSION SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND IS THEREFORE UNENFORCEABLE.

Article 10 of the Articles of Incorporation states: "No Director or Officer of this Corporation shall be personally liable to the Corporation or to any of its stockholders for damages for breach of fiduciary duty as a director or officer involving any act or commission of any such director or officer provided, however, that the foregoing provision shall not eliminate or limit the liability of a director or officer for acts of omissions which involve intentional misconduct, fraud or a knowing violation of law, or the payment of dividends in violation of Section 78.300 of the Nevada Revised Statutes. Any repeal or modification of this Article by the Stockholders shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director or officer of the Corporation for acts or omissions prior to such repeal or modification."

Article 11 of the Company's By-laws state: " Every person who was or is a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or a person of whom he is the legal representative is or was a director or officer of the corporation or is or was serving at the request of the corporation or for its benefit as a director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the General Corporation Law of the State of Nevada from time to time against all expenses, liability and loss (including moneys' fees, judgments, fines and amounts paid or to be paid in settlement) reasonably incurred or suffered by him in connection therewith. The expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. Such right of indemnification shall be a contract right which may be enforced in any manner desired by such person. Such right of indemnification shall not be exclusive of any other right which such directors, officers or representatives may have or hereafter acquire and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law or otherwise, as well as their rights under this Article.

The Board of Directors may cause the corporation to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred in any such capacity or arising out of such status, whether or not the corporation would have the power to indemnify such person.

The Board of Directors may from time to time adopt further Bylaws with respect to indemnification and may amend these and such Bylaws to provide at all times the fullest indemnification permitted by the General Corporation Law of the State of Nevada."


                                       35


                                    Part F/S

Item 1.  Financial Statements

The following documents are filed as part of this report:

a)   Card-Smart Corp


Report of Barry L. Friedman, CPA

FINANCIAL STATEMENTS

                                TABLE OF CONTENTS
                                -----------------

                                                                    PAGE #

     INDEPENDENT AUDITORS REPORT                                       F-1

     ASSETS                                                            F-2

     LIABILITIES AND STOCKHOLDERS' EQUITY                              F-3

     STATEMENT OF OPERATIONS                                           F-4-5

     STATEMENT OF STOCKHOLDERS' EQUITY                                 F-6

     STATEMENT OF CASH FLOWS                                           F-7-8

     NOTES TO FINANCIAL STATEMENTS                                     F-9-10




                       INDEPENDENT AUDITORS' REPORT
                       ----------------------------


Barry L. Friedman
Certified Public Accountant
1582 Tulita Drive
Las Vegas, NV 89123
(702) 361-8414


INDEPENDENT AUDITORS' REPORT

August 14, 2000

Board of Directors
CARD-SMART CORP.
Minden, Nevada

I have audited the accompanying Balance Sheet of CARD-SMART CORP.
(A Development Stage Company), as of June 30, 2000, and December 31, 1999, and the related statement of stockholders' equity for June 30, 2000, and December 31, 1999, and statements of operations and cash flows for the three months ended June 30, 2000, and June 30, 1999, for the six months ended June 30, 2000, and June 30, 1999, the year ended December 31, 1999, the period May 26, 1998 to December 31, 1998, and the period May 26, 1998 (inception), to June 30, 2000. These
Financial Statements are the responsibility of the Company's management.
My responsibility is to express an opinion on these Financial Statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall Financial Statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the Financial Statements referred to above present fairly, in all material respects, the financial position of CARD-SMART CORP. (A
Development Stage Company), as of June 30, 2000, and December 31, 1999, and the related statement of stockholders' equity for June 30, 2000, and December 31, 1999, and statements of operations and cash flows for the three months ended June 30, 2000, and June 30, 1999, for the six months ended June 30, 2000, and June 30, 1999, the year ended December 31, 1999, the period May 26, 1998 to December 31, 1998, and the period May 26, 1998
(inception), to June 30, 2000, in conformity with generally accepted accounting principles.

The accompanying Financial Statements have been prepared assuming the Company will continue as a going concern. As discussed in Note #5 to the Financial Statements, the Company has had no operations and has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters is described in Note #5. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/  Barry L. Friedman
-----------------------
Barry L. Friedman, CPA

 ......................................F-1


                             CARD-SMART CORP.
                      (A Development Stage Company)

                             Balance Sheets
                           for the six months
                          ending June 30, 2000
                           and the year ended
                              Dec. 31, 1999



BALANCE SHEET

ASSETS

                                        6 Mos. Ending    Year Ended
                                        June 30, 2000    Dec. 31, 1999
                                        -------------    -------------
CURRENT ASSETS

Cash                                    $   192          $    0
                                        -------          ------
TOTAL CURRENT ASSETS                    $   192          $    0


OTHER ASSETS                            $     0          $    0
                                        -------          ------

TOTAL OTHER ASSETS                      $     0          $    0


TOTAL ASSETS                            $   192          $    0
                                        =======          ======

The accompanying notes are an integral part of these financial statements

 ......................................F-2

                              CARD-SMART CORP.
                       (A Development Stage Company)

                             Balance Sheets
                           for the six months
                          ending June 30, 2000
                           and the year ended
                              Dec. 31, 1999


LIABILITIES AND STOCKHOLDERS' EQUITY


                                        6 Mos. Ending    Year Ended
                                        June 30, 2000    Dec. 31, 1999
                                        -------------    -------------
CURRENT LIABILITIES

Officers Advances (Note #8)             $     30         $     0
                                        --------         -------
TOTAL CURRENT LIABILITIES               $     30         $     0

STOCKHOLDERS EQUITY (Note #4)

Common stock, $.001 par value
authorized 25,000,000 shares
issued and outstanding at
December 31, 1999 - 3,000,000 shares                      $ 3,000
June 30, 2000 - 9,360,000 shares        $ 9,360

Additional paid in Capital               41,640            24,000

Accumulated loss during
the development stage                   (50,838)          (27,000)

TOTAL STOCKHOLDERS' EQUITY              $   162           $     0
                                        -------           -------
TOTAL LIABILITIES AND
STOCKHOLDERS EQUITY                     $   192           $     0
                                        =======           =======

The accompanying notes are an integral part of these financial statements

 ......................................F-3

                              CARD-SMART CORP.
                       (A Development Stage Company)

                          Statements of Operations
                    for the three and six month periods
                           ending June 30, 1999
                            and June 30, 2000


STATEMENT OF OPERATIONS

                   3 Mos. Ended   3 Mos. Ended    6 Mos. Ended   6 Mos. Ended
                   June 30, 2000  June 30, 1999   June 30, 2000  June 30, 1999
                   -------------  -------------   -------------  -------------


REVENUE            $     0        $     0         $     0        $     0

EXPENSES
General,
Selling
& Admin.           $     0        $     0         $23,838        $     0
                   -------        -------         -------        -------

Total Expenses     $     0        $     0         $23,838        $     0
                   -------        -------         -------        -------

Net Profit/
Loss (-)
from Operations    $     0        $     0         ($23,838)      $     0
                   =======        =======         =========      =======

Net Loss
per share-
Basic &
diluted
(Note #2)         $NIL            $NIL            ($.0025)       $NIL


Weighted ave.
# of common
shares
outstanding    9,360,000       9,360,000       9,360,000      9,360,000
               =========       =========       =========      =========


The accompanying notes are an integral part of these financial statements


 ......................................F-4

                              CARD-SMART CORP.
                       (A Development Stage Company)

                          Statements of Operations
                                (Continued)


STATEMENT OF OPERATIONS
(Continued)

                                       May 1, 1998         May 1, 1998
                        Year Ended     (Inception) to      (Inception) to
                        Dec. 31, 1999  Dec, 31, 1998       June 30, 2000
                        -------------  -------------       -------------
REVENUE                 $     0        $     0             $     0

EXPENSES
General, Selling
and Administrative      $     0        $27,000             $50,838
                        -------        -------             -------
TOTAL EXPENSES          $     0        $27,000             $50,838
                        -------        -------             -------
Net Profit/Loss (-)
from operations         $     0       ($27,000)           ($50,838)
                        =======       =========           =========

Net Loss per share -
Basic and diluted
(Note #2)               $NIL           ($.0029)            ($.0054)

Weighted average
number of common
shares outstanding      9,360,000      9,360,000          9,360,000
                        =========      =========          =========

The accompanying notes are an integral part of these financial statements

 ......................................F-5

                              CARD-SMART CORP.
                       (A Development Stage Company)
                           Statement of Changes
                          in Stockholder's Equity


STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                                                  Additional      Accum-
                         Common     Stock         paid-in         ulated
                         Shares     Amount        Capital         Deficit
                         ------     ------        ----------      -------

May 15, 1998
Issued For Services      2,000,000  $2,000        $     0

July 15, 1998
Stock Issued For Cash    1,000,000  +1,000        $24,000

Net Loss May 1, 1998
(Inception) to
December 31, 1998                                                  (27,000)
                        ---------------------------------------------------
Balance,
December 31, 1998       3,000,000   $3,000        $24,000         ($27,000)
                        ===================================================
Net loss year ended
December 31, 1999                                                        0
                        --------------------------------------------------
Balance,
December 31, 1999       3,000,000   $3,000        $24,000         ($27,000)
                        ===================================================
January 11, 2000
Stock Issued For Cash     120,000     +120        +23,880

May 25, 2000
Forward Stock Split
3:1                     6,240,000   +6,240        (6,240)

Net loss
January 1, 2000 to
June 30, 2000                                                     (23,838)
                        --------------------------------------------------
Balance,
June 30, 2000           9,360,000  $9,360        $41,640         ($50,838)
                        ==================================================

The accompanying notes are an integral part of these financial statements


 ......................................F-6

                              CARD-SMART CORP.
                        (A Development Stage Company)
                          Statement of Cash Flows,
                                 Continued


STATEMENT OF CASH FLOWS

                                       May 1, 1998         May 1, 1998
                        Year Ended     (Inception) to      (Inception) to
                        Dec. 31, 1999  Dec, 31, 1998       June 30, 2000
                        -------------  -------------       -------------
Cash Flow from
Operating Activities
Net Loss                $0             ($27,000)           ($50,838)

Adjustment to
reconcile net loss to
net cash provided by
operating activities

Issued stock
for services             0               +2,000              +2,000

Changes in Assets
and Liabilities

Increase in current
Liabilities

Officers Advances        0                    0                 +30

Net cash used in
operating Activities    $0             ($25,000)           ($48,808)

Cash Flows from
Investing Activities     0                    0                   0

Cash Flows from
Financing Activities
Issuance of Common
Stock                    0              +25,000             +49,000

Net increase
(decrease)
in cash                 $0             $      0                $192

 ......................................F-7

                              CARD-SMART CORP.
                        (A Development Stage Company)
                          Statement of Cash Flows,
                                 Continued


STATEMENT OF CASH FLOWS (Continued)

                                       May 1, 1998         May 1, 1998
                        Year Ended     (Inception) to      (Inception) to
                        Dec. 31, 1999  Dec, 31, 1998       June 30, 2000
                        -------------  -------------       -------------
Cash,
beginning of period      0              0                     0

Cash,
end of period           $0             $0                  $192




The accompanying notes are an integral part of these financial statements

 ......................................F-8

                              CARD-SMART CORP.
                        (A Development Stage Company)
                        Notes to Financial Statements
                    June 30, 2000, and December 31, 1999


NOTE #1 - HISTORY AND ORGANIZATION OF THE COMPANY

The Company was organized May 1, 1998, under the laws of the State of Nevada as CARD-SMART CORP. The Company currently has no operations and in accordance with SFAS #7, is considered a development company.

On May 15, 1998, the company issued 2,000,000 shares of its $0.001 par value common stock for services of $2,000.00.

On July 15, 1998, management completed a securities offering to obtain additional funding in the amount of $25,000.00. The securities offering was at $0.025 per share and the Company sold 1,000,000 shares of common stock. The proceeds of the offering were used for general corporate purposes.

On January 11, 2000, management completed a securities offering to obtain additional funding in the amount of $24,000.00. The securities offering was at $0.20 per share and the Company sold 120,000 shares of common stock. The proceeds of the offering were used for general corporate purposes.

On May 25, 2000, the Company approved a forward stock split on the basis of 3 for 1, thus increasing the common stock from 3,120,000 shares to 9,360,000 shares.


NOTE #2 - ACCOUNTING POLICIES AND PROCEDURES

Accounting policies and procedures have not been determined except as follows:

1. The Company uses the accrual method of accounting.
2. Earnings per share are computed using the weighted average number of common shares outstanding.
3. The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception.
4. The Company has adopted December 31st as its year-end.

 ......................................F-9

                              CARD-SMART CORP.
                        (A Development Stage Company)
                        Notes to Financial Statements
                    June 30, 2000, and December 31, 1999
                                (Continued)


NOTE #3 - GOING CONCERN

The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has no current source of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. It is management's plan to seek additional capital through a merger with an existing operating company.


NOTE #4 - WARRANTS AND OPTIONS

There are no warrants or options outstanding to acquire any additional shares of common stock.


NOTE #5 - RELATED PARTY TRANSACTION

The Company neither owns nor leases any real or personal property. A director provides office services without charge. Such costs are immaterial to the financial statements and accordingly, have not been reflected therein. The officer and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.


NOTE #6 - OFFICER'S ADVANCES

While the Company is seeking additional capital through a merger with an existing operating company, an officer of the Company has advanced funds on behalf of the Company to pay for any costs incurred by it. These funds are interest free.

                               Part III

Item 1.  Exhibit Index
-----------------------------------------------------------------------------

(3)  Articles of Incorporation & By-Laws

     3.1  Articles of Incorporation*

     3.2  By-Laws*

(4)

     4.1  Instrument Defining the Rights of Security Holders
          Sample Stock Certificate

(10) Material Contracts

     10.1  Georgios Polyhronopoulos Employment Agreement*


(23) Consent Experts

     23.1  Consent of Barry L. Friedman, P.C., CPA*


(27) Financial Data Schedule

     27.1  Financial Data Schedule*


* Previously filed as an exhibit to the Company's Form 10-SB.


                                       37

SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, hereunto duly authorized.


                                 Card-Smart Corp
                              --------------------
                                  (Registrant)

Dated:  October 23, 2000

By:  /s/ Georgios Polyhronopoulos
---------------------------------------------------------
Georgios Polyhronopoulos, Chairman of the Board, President
and Chief Executive Officer


Dated:  October 23, 2000

By:  /s/ Larry L. Richardson
---------------------------------------------------------
Larry L. Richardson, Director, Corporate Secretary


                                     38
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